Royal Dutch Shell
First Quarter 2007 Unaudited Results

•	Royal Dutch Shell’s first quarter 2007 CCS earnings were $6.9 billion compared to $6.1 billion a year ago. CCS earnings per share increased by 17% versus the same quarter a year ago.

•	From 2007 onwards the Group is declaring its dividends in US dollars rather than in euros. A first quarter 2007 dividend has been announced of $0.36 per share, an increase of 14% over the US dollar dividend for the same period in 2006.

•	$0.5 billion or 0.2% of Royal Dutch Shell shares were bought back for cancellation during the quarter.

Royal Dutch Shell Chief Executive Jeroen van der Veer commented: “These are again competitive results, driven by operating performance.” He continued: “We have progressed two large and complex transactions, Sakhalin II and Shell Canada, which consolidate our position in two major resources areas. Our strategy is on track. We continue to refocus our portfolio, through disciplined capital choices.”

Summary unaudited results
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
Income attributable to shareholders	7,281	5,283	6,893	+6
Estimated current cost of supplies (CCS)	(349)	732	(805)
adjustment for Oil Products and Chemicals (see note 2)
CCS earnings	6,932	6,015	6,088	+14
Basic earnings per share ($)	1.16	0.84	1.06
Estimated CCS adjustment per share ($)	(0.06)	0.11	(0.12)
Basic CCS earnings per share ($)	1.10	0.95	0.94	+17
Dividend per ordinary share ($)[2]	0.36	0.325	0.315	+14

1 Q1 on Q1 change
2 First quarter 2007 dividends are declared in US dollars. Comparable periods were declared in euros and translated, for comparison purposes, to US dollars (based on the US dollar dividend of American Depositary Receipts in the applicable period converted to ordinary shares).

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited.
Registered Office: England, 4366849, Shell Centre, London, SE1 7NA, UK

Key features of the first quarter 2007

•	First quarter 2007 CCS earnings were $6,932 million or 14 % higher than the same quarter a year ago.

•	First quarter 2007 reported income was $7,281 million or 6% higher than the same quarter a year ago.

•	Exploration & Production segment earnings were $3,508 million compared with $3,743 million in the first quarter 2006. Earnings, when compared to the first quarter 2006, were mainly impacted by lower oil and gas price realisations, lower volumes and higher costs, reflecting current industry conditions.

•	Gas & Power segment earnings were $803 million compared to $760 million a year ago. Earnings, when compared to the same quarter in 2006, reflected increased LNG sales volumes and LNG equity dividends, which were offset by lower marketing and trading results.

•	Oil Products CCS earnings were $1,488 million compared to $1,333 million in 2006. Earnings reflected higher refinery and marketing margins partly offset by lower refinery utilisation and higher operational costs when compared to the first quarter 2006. Also in Downstream, Chemicals CCS earnings were $480 million compared to $139 million in 2006. Chemicals earnings reflected higher unit margins and full operations in the quarter at the Nanhai petrochemicals complex in China when compared to the same quarter in 2006.

•	Cash flow from operating activities was $11.2 billion compared to $7.8 billion in the first quarter 2006. Excluding working capital movements and taxation effects, cash flow from operating activities was $9.7 billion compared to $9.2 billion a year ago (see note 7).

•	Total cash returned to shareholders in the first quarter 2007 was $2.6 billion in the form of dividends and share repurchases.

•	Capital investment for the first quarter 2007 was $5.6 billion, excluding the minority share of Sakhalin of $0.4 billion. Approximately $0.4 billion of proceeds were realised from divestments, and some $7.1 billion was used for acquisitions, mainly related to Shell Canada.

•	Return on average capital employed (ROACE), on a reported income basis (see note 3), was 23.2%.

•	Gearing (see note 5) was 14.6% at the end of the first quarter 2007 versus 12.0 % at the end of the first quarter 2006.

•	As at March 31, 2007 Shell Investments Ltd (SIL), a wholly owned subsidiary of Royal Dutch Shell plc, had taken up and accepted for payment approximately 94.5% of the outstanding common shares of Shell Canada not already owned by SIL. SIL has since exercised its right to acquire the remaining shares not already owned by SIL or its affiliates at the same price of C$45 per common share. The cash purchase price for the shares amounts to some $7.1 billion (See note 6).

•	On April 11, 2007, Royal Dutch Petroleum Company (now merged into Shell Petroleum N.V.) and The Shell Transport and Trading Company, Ltd., (formerly: The “Shell” Transport and Trading Company, p.l.c.) without admitting any wrongdoing, reached a settlement of asserted and unasserted claims arising out of the recategorisation of its proved reserves with representatives of shareholders who both resided and purchased Shell shares outside of the United States during the period of April 8, 1999 through March 18, 2004, inclusive. The agreement depends on the Amsterdam Court of Appeals declaring the settlement binding for all of the shareholders that it covers and is further subject to agreed opt-out and termination provisions.

•	On April 18, 2007, Royal Dutch Shell completed the farm-out to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia. Royal Dutch Shell diluted its stake in the project from 55% to 27.5% for a total sale price of $4.1 billion. This transaction will be accounted for in the second quarter 2007. In addition, the Ministry of Natural Resources of the Russian Federation has announced its approval of the revised Environmental Action Plan, and the Supervisory Board of Sakhalin Energy has approved the Amended Development Budget. Additional agreements were also signed with the Russian Government, addressing the economic balance of the project.

Basic earnings per share (see notes 1, 2 and 8)

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006
Earnings per share ($)	1.16	0.84	1.06

CCS earnings per share ($)	1.10	0.95	0.94

Diluted earnings per share (see notes 1, 2 and 8)

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006
Earnings per share ($)	1.15	0.83	1.05

CCS earnings per share ($)	1.10	0.95	0.93

Summary segment earnings
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
Segment earnings
Exploration & Production	3,508	3,710	3,743
Gas & Power[2]	803	579	760
Oil Products (CCS basis)	1,488	1,469	1,333
Chemicals (CCS basis)	480	273	139
Corporate[2]	801	249	227
Minority interests	(148)	(265)	(114)

CCS earnings	6,932	6,015	6,088	+14

1 Q1 on Q1 change
2 As from the first quarter 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry Segments, but continue to include some non-material businesses. The Wind and Solar businesses earnings are, as from the first quarter 2007, reported under the Gas & Power segment. For comparison purposes, the first and fourth quarters 2006 results were reclassified and are impacted by $(5) million and $(3) million in the Gas & Power segment and by $5 million and $3 million in the Corporate segment, respectively.

Summary segment earnings — continued

Earnings in the first quarter 2007 reflected the following items, which in aggregate were a net gain of $371 million (compared to a net gain of $113 million in the first quarter 2006) as summarised in the table below:

•	Exploration & Production earnings included a net income of $104 million, reflecting both a gain from divestments of $126 million and a charge of $22 million related to the mark-to-market valuation of certain UK gas contracts. Exploration & Production first quarter 2006 earnings included net gains of $113 million (mainly related to the resolution of contractual issues, partly offset by a $34 million charge related to the mark-to-market valuation of certain UK gas contracts).

•	Gas & Power earnings included a net income of $39 million, reflecting gains of $110 million related to divestments and a charge of $71 million related to gas contract mark-to-market valuation.

•	Oil Products earnings included a charge of $176 million related to impairment of certain assets.

•	Corporate included a gain of $404 million related to the realisation of gains on the sale of the equity portfolio held by Group insurance companies.

The reduced effective tax rate for the quarter has been caused by a change in the mix of the Group’s profits, partly as a result of specific items and partly as a result of production locations. The effective tax rate in future quarters is uncertain, and is impacted by changes in the mix of the Group’s profits.

Summary table:
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006
Segment earnings impact of identified items:
Exploration & Production	104	387	113
Gas & Power	39	–	–
Oil Products (CCS basis)	(176)	103	–
Chemicals (CCS basis)	–	(83)	–
Corporate	404	108	–
Minority interests	–	–	–
CCS earnings impact	371	515	113

These items generally relate to events with an impact of greater than $50 million on earnings and are shown to provide additional insight in the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section ‘Earnings per industry segment’ on page 5 and onwards.

Earnings per industry segment

Upstream

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006
Realised Oil Prices (period average, $/bbl)
WOUSA	54.88	54.93	57.67
USA	51.91	52.94	55.16
Global	54.45	54.65	57.39

Realised Gas Prices (period average, $/thousand scf)
Europe	7.84	7.63	7.08
WOUSA (including Europe)	4.71	4.59	4.76
USA	7.20	6.87	9.56
Global	5.21	5.06	5.64

Oil and gas marker industry prices (period average)
Brent ($/bbl)	57.76	59.59	61.80
WTI ($/bbl)	58.05	59.90	63.30
Henry Hub ($/thousand scf)	7.15	6.68	7.75
UK National Balancing Point (pence/therm)	22.31	29.93	69.42

Exploration & Production
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
				-
Segment earnings	3,508	3,710	3,743	-6

Crude oil production (thousand b/d)	1,961	2,201	1,966	0
Natural gas production available for sale	8,981	8,377	10,324	-13
(million scf/d)
Barrels of oil equivalent (thousand boe/d)	3,509	3,645	3,746	-6

1 Q1 on Q1 change

First quarter Exploration & Production segment earnings were $3,508 million compared to $3,743 million a year ago.

First quarter 2007 earnings included a net income of $104 million, reflecting both a gain from divestments of $126 million and a charge of $22 million related to the mark-to-market valuation of certain UK gas contracts. Exploration & Production first quarter 2006 earnings included net gains of $113 million (mainly related to the resolution of contractual issues, partly offset by a $34 million charge related to the mark-to-market valuation of certain UK gas contracts). Excluding these effects earnings were 6 % lower than a year ago.

Earnings reflected lower production volumes and oil and gas prices, higher costs, reflecting current industry conditions and increased pre-development activity levels, compared to the first quarter 2006.

Liquids re,alisations were 5% lower than a year ago, approximately in line with the marker crudes Brent (-7%) and WTI (-8%). Outside the USA gas realisations decreased by 1% whereas in the USA gas realisations decreased by 25%.

First quarter 2007 production was 3,509 thousand boe per day compared to 3,746 thousand boe per day a year ago. Year-on-year, oil production was broadly unchanged. Unusually low seasonal gas demand related to warm weather in North West Europe continued to impact gas sales.

Production compared to the first quarter 2006 included volumes from new fields including Erha (Shell share 44%) in Nigeria, E8 and B12 (Shell share 50%) in Malaysia, BlackRock (Shell share 100%) in Canada, Pohokura (Shell share 48%) in New Zealand, Enfield in Australia (Shell share 34%), Changbei (Shell share 50%) in China and Champion West Phase III (Shell share 50%) in Brunei.

Production from Shell Petroleum Development Company’s Nigerian operations was 78 thousand boe per day (Shell share) lower than a year ago due to deferred production mainly in the Western Delta resulting from security concerns. At the end of the quarter 188 thousand boe per day (Shell share) remained shut-in. Efforts continue towards restoring safe operational conditions in the Niger Delta and, following an improvement in the security situation, preparations for a restart are underway. No firm date can be given for a return to full production, nor the rate of ramp-up to full production. Restricted access to the area continues to impact the future drilling programme and the progress of new projects.

First quarter portfolio developments:
In China, Shell and PetroChina started commercial production and gas delivery from the Changbei gas field.

In New Zealand, Shell delivered first offshore gas from the Pohokura field. This follows the delivery of onshore gas achieved in September 2006.

Shell sold 45% of the newly created Shell Technology Ventures Fund 1 BV (STV), an energy technology fund, to Coller Capital. Shell will remain the majority shareholder in the fund, which will focus on investing in non-exclusive Shell and third party exploration and production technologies.

Gas & Power
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
Segment earnings[2]	803	579	760	+6

Equity LNG sales volume (million tonnes)	3.30	3.34	3.00	+10

1 Q1 on Q1 change
2 As from the first quarter 2007, the Gas & Power earnings include earnings generated by the Wind and Solar businesses, which were previously reported as part of Other Industry Segments. For comparison purposes, the first and fourth quarters 2006 results were reclassified and were impacted by $(5) million and $(3) million respectively.

First quarter Gas & Power segment earnings were $803 million compared to $760 million a year ago. First quarter 2007 earnings included a net income of $39 million, reflecting gains of $110 million related to divestments and a charge of $71 million related to gas contract mark-to-market valuation. Excluding these items, earnings reflected strong equity LNG sales volumes and higher LNG equity dividends, which were offset by lower marketing and trading results compared to the same quarter in 2006.

LNG equity sales volumes of 3.30 million tonnes were 10% higher than in the same quarter a year ago, driven by additional sales at Nigeria LNG (Shell interest 26%) due to increased feedgas supply. This was complemented by high plant reliability across all of our LNG joint venture liquefaction plants.

Marketing and trading earnings benefited from storage optimisation in the first quarter 2007, but were lower than in the same period last year mainly due to milder weather in the first quarter 2007.

First quarter portfolio developments:
In Australia, the North West Shelf venture (Shell direct and indirect interests 22%) completed the renewal of long-term LNG purchase commitments with eight Japanese customers, totaling 4.3 million tonnes per annum over 6 to 8 years as from 2009.

Downstream

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006
Refining marker industry gross margins (period average, $/bbl)
ANS US West Coast coking margin	22.16	15.69	13.01
WTS US Gulf Coast coking margin	12.87	10.05	12.49
Rotterdam Brent complex	3.70	2.06	2.34
Singapore 80/20 Arab light/Tapis complex	3.06	1.10	1.18

Oil Products
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
Segment earnings	1,802	791	2,103
CCS adjustment – see note 2	(314)	678	(770)

Segment CCS earnings	1,488	1,469	1,333	+12

Refinery intake (thousand b/d)	3,608	3,890	3,862	-7
Total Oil products sales (thousand b/d)	6,406	6,467	6,525	-2

1 Q1 on Q1 change

First quarter segment earnings were $1,802 million compared to $2,103 million for the same period last year.

First quarter CCS earnings were $1,488 million compared to $1,333 million in the first quarter of 2006. Earnings for the first quarter 2007 included a net charge of $176 million related to impairment of certain assets.

CCS earnings increased as a result of higher refining margins, increased retail marketing margins and stronger margins in Lubricants. Earnings were partly offset by reduced refinery utilisation, higher operating costs, reduced trading profits, impairment charges and tax charges compared to first quarter 2006.

In Manufacturing, Supply and Distribution, industry refining margins were up significantly on the US West Coast, Europe and the East. Strong US Gulf Coast margins continued at similar levels to the first quarter of 2006. Refinery availability declined to 85.3% from 89.9% in the first quarter of 2006 mainly due to high levels of planned maintenance.

In Marketing, earnings increased compared to the same period a year ago mainly due to higher retail marketing margins, improved finished lubricants margins and continued strong base oil margins.

Marketing sales volumes declined 4.6% compared to volumes in the first quarter of 2006, including the impact of divested volumes (2.1%) and rationalised B2B and Retail volumes (0.7%).

First quarter portfolio developments:
In the first quarter, Shell announced the sale of the Los Angeles Refinery, Wilmington Products Terminal and approximately 250 retail sites to Tesoro Corporation. The sale of the refinery, terminal and retail sites is expected to close in mid 2007 after all regulatory approvals are obtained.

Shell announced a strategic review of the Petit-Couronne and Reichstett-Vendenheim refineries and the Berre-l’Etang refinery site complex in France, with a combined capacity of around 300 thousand barrels per day (Shell share 100%), and the Yabucoa petrochemical feedstock refinery in Puerto Rico, which has a capacity of 79 thousand barrels per day (Shell share 100%).

In Ukraine, Shell and OJSC Alliance Group announced a commitment to establish a joint venture to operate 150 Shell branded retail sites. Shell will have a 51% share of the joint venture. Start-up of operations is subject to fulfilment of certain conditions and regulatory approval.

In Europe, Shell signed agreements for the sale of its LPG businesses in Bulgaria, the Czech Republic, Germany, Romania, Spain and Switzerland. The sale is subject to regulatory approval and is expected to close later this year.

Chemicals
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
Segment earnings	527	184	183
CCS adjustment – see note 2	(47)	89	(44)

Segment CCS earnings	480	273	139	+245

Sales volumes (thousand tonnes)	5,567	5,690	5,941	-6

1 Q1 on Q1 change

First quarter segment earnings were $527 million compared to $183 million for the same period last year.

First quarter CCS segment earnings were $480 million compared to $139 million in the same quarter last year.

Earnings reflected improved margins and higher profits from equity-accounted investments, partly offset by lower trading earnings when compared to the same quarter in 2006. Higher earnings from equity-accounted investments included a full quarter of the Nanhai petrochemicals complex in China (Shell share 50%), which started up during the first quarter 2006. The decline in sales volumes mainly reflected a reduction in sales of lower margin products, including aromatics trading, as well as the marketing impact of planned turnaround activities in the Middle East. Chemicals manufacturing plant availability was 91%, approximately in line with availability rates in the first quarter 2006.

Corporate segment
$ million

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006%[1]
Segment earnings[2]	801	249	227	+253

1 Q1 on Q1 change
2 As from the first quarter 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry Segments, but continue to include some non-material businesses. For comparison purposes, the first and fourth quarters 2006 results were reclassified and are impacted by $5 million and $3 million respectively.

First quarter Corporate segment results were $801 million, including realisation of gains on the sale of the equity portfolio held by the Group insurance companies of some $404 million, compared to $227 million for the same period last year.

Earnings reflected higher capitalised interest, higher insurance underwriting income and lower currency exchange rate results when compared to the first quarter 2006.

Note
All amounts shown throughout this report are unaudited.

Second quarter results for 2007 are expected to be announced on July 26, 2007 and third quarter results are expected to be announced on October 25, 2007.

In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

Please refer to the Annual Report and Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K, File No 1-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

May 3, 2007

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)
$ million

	Q1 2007	Q4 2006	Q1 2006%[2]
Revenue [1]	73,480	75,500	75,964
Cost of sales	60,666	62,846	61,922

Gross profit	12,814	12,654	14,042	-9
Selling, distribution and administrative expenses	3,778	4,648	3,413
Exploration	272	630	281
Share of profit of equity accounted investments	1,808	1,661	1,823
Net finance costs and other (income)/expense	(901)	(111)	(155)

Income before taxation	11,473	9,148	12,326	-7
Taxation	4,032	3,635	5,310

Income for the period	7,441	5,513	7,016
Income attributable to minority interest	160	230	123

Income attributable to shareholders	7,281	5,283	6,893	+6

1 Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,305 million in Ql 2007, $17,764 million in Q4 2006 and $16, 709 million in Q1 2006.
2 Q1 on Q1 change

Earnings by industry segment (see notes 2 and 5)
$ million

	Q1 2007	Q4 2006	Q1 2006%[1]
Exploration & Production:
World outside USA	2,656	3,007	2,795	-5
USA	852	703	948	-10

	3,508	3,710	3,743	-6
Gas & Power:
World outside USA	682	582	714	-4
USA	121	(3)	46	+163

	803	579	760	+6
Oil Products:
World outside USA	1,158	1,254	1,071	+8
USA	330	215	262	+26

	1,488	1,469	1,333	+12
Chemicals:
World outside USA	469	233	173	+171
USA	11	40	(34)

	480	273	139	+245
TOTAL OPERATING SEGMENTS	6,279	6,031	5,975	+5

Corporate:
Interest and investment income/(expense)	583	1	–
Currency exchange gains/(losses)	46	93	112	-59
Other — including taxation	172	155	115	+50

	801	249	227	+253
Minority interest	(148)	(265)	(114)

CCS EARNINGS	6,932	6,015	6,088	+14

CCS adjustment for Oil Products and	349	(732)	805
Chemicals	—	—	—
Income attributable to shareholders of	7,281	5,283	6,893	+6
Royal Dutch Shell plc	======	======	=====

1 Q1 on Q1 change

Summarised balance sheet (see notes 1 and 6)
$ million

	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
ASSETS
Non-current assets:
Intangible assets	5,117	4,808	4,444
Property, plant and equipment	103,624	100,988	88,537
Investments:
equity accounted investments	22,001	20,740	18,153
financial assets	3,538	4,493	3,929
Deferred tax	3,135	2,968	2,393
Prepaid pension costs	4,289	3,926	2,742
Other	5,285	5,468	4,667

	146,989	143,391	124,865
Current assets:
Inventories	23,960	23,215	21,600
Accounts receivable	58,998	59,668	60,801
Cash and cash equivalents	11,184	9,002	12,767

	94,142	91,885	95,168

TOTAL ASSETS	241,131	235,276	220,033

LIABILITIES
Non-current liabilities:
Debt	11,978	9,713	7,347
Deferred tax	13,114	13,094	11,061
Retirement benefit obligations	6,219	6,096	5,926
Other provisions	10,514	10,355	7,708
Other	4,154	4,325	4,550

	45,979	43,583	36,592
Current liabilities:
Debt	5,393	6,060	5,185
Accounts payable and accrued liabilities	64,156	62,556	62,350
Taxes payable	9,835	6,021	11,047
Retirement benefit obligations	326	319	289
Other provisions	1,932	1,792	1,599

	81,642	76,748	80,470

TOTAL LIABILITIES	127,621	120,331	117,062

Equity attributable to shareholders of Royal Dutch Shell plc	105,105	105,726	95,501
Minority interest	8,405	9,219	7,470

TOTAL EQUITY	113,510	114,945	102,971
TOTAL LIABILITIES AND EQUITY	241,131	235,276	220,033

Summarised statement of cash flows (see notes 1 and 7)
$ million

	Q1 2007	Q4 2006	Q1 2006
CASH FLOW FROM OPERATING ACTIVITIES:
Income for the period	7,441	5,513	7,016
Adjustment for:
Current taxation	4,267	3,157	5,015
Interest (income)/expense	198	218	232
Depreciation, depletion and amortisation	3,260	3,306	2,812
(Profit)/loss on sale of assets	(362)	(292)	(185)
Decrease/(increase) in net working capital	(399)	643	(1,979)
Share of profit of equity accounted investments	(1,808)	(1,661)	(1,823)
Dividends received from equity accounted investments	1,587	1,422	1,060
Deferred taxation and other provisions	(152)	219	578
Other	(447)	51	(507)

Cash flow from operating activities (pre-tax)	13,585	12,576	12,219
Taxation paid	(2,404)	(6,617)	(4,395)

Cash flow from operating activities	11,181	5,959	7,824

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditure	(5,361)	(7,065)	(3,819)
Investments in equity accounted investments	(370)	(317)	(231)
Proceeds from sale of assets	380	605	506
Proceeds from sale of equity accounted investments	115	201	8
Proceeds from sale of / (additions to) financial assets	555	55	(40)
Interest received	285	238	234

Cash flow from investing activities	(4,396)	(6,283)	(3,342)

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase/(decrease) in debt with maturity period within three months	341	124	(204)
Other debt:
New borrowings	2,762	2,190	784
Repayments	(1,613)	(872)	(925)
Interest paid	(351)	(344)	(361)
Change in minority interest	(3,110)	364	360
Net issue/(repurchase) of shares	(486)	(1,390)	(1,344)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(2,100)	(2,130)	(1,838)
Minority interest	(42)	(31)	(44)
Treasury shares:
Net sales/(purchases) and dividends received	(16)	118	91

Cash flow from financing activities	(4,615)	(1,971)	(3,481)

Currency translation differences relating to cash and cash equivalents	12	57	36
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,182	(2,238)	1,037
Cash and cash equivalents at beginning of period	9,002	11,240	11,730
Cash and cash equivalents at end of period	11,184	9,002	12,767

Operational data – Upstream

	Q1 2007	Q4 2006	Q1 2006%[1]
				-
CRUDE OIL PRODUCTION		thousand b/d
Europe	447	533	531
Africa	339	352	336
Asia Pacific	231	251	232
Middle East, Russia, CIS	422	480	408
USA	343	349	291
Other Western Hemisphere	83	130	91

Total crude oil production excluding oil sands	1,865	2,095	1,889
Production from oil sands	96	106	77

Total crude oil production including oil sands	1,961	2,201	1,966	0

NATURAL GAS PRODUCTION AVAILABLE FOR SALE		million scf/d2
Europe	4,110	3,529	5,447
Africa	519	418	444
Asia Pacific	2,455	2,459	2,488
Middle East, Russia, CIS	260	268	320
USA	1,162	1,173	1,117
Other Western Hemisphere	475	530	508

	8,981	8,377	10,324	-13

BARRELS OF OIL EQUIVALENT		thousand boe/d3
Europe	1,156	1,142	1,470
Africa	428	424	413
Asia Pacific	654	675	660
Middle East, Russia, CIS	467	526	463
USA	543	551	484
Other Western Hemisphere	165	221	179

Total production excluding oil sands	3,413	3,539	3,669
Oil sands	96	106	77

Total production including oil sands	3,509	3,645	3,746	-6

1 Q1 on Q1 change
2 scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre
3 Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Operational data – Downstream

	Q1 2007	Q4 2006	Q1 2006%[1]
REFINERY PROCESSING INTAKE		thousand b/d
Europe	1,590	1,800	1,742
Other Eastern Hemisphere	759	791	813
USA	893	933	948
Other Western Hemisphere	366	366	359

	3,608	3,890	3,862	-7

OIL SALES
Gasolines	2,263	2,232	2,148
Kerosenes	720	732	732
Gas/Diesel oils	2,114	2,087	2,196
Fuel oil	679	715	808
Other products	630	701	641

Total oil products *	6,406	6,467	6,525	-2
Crude oil	2,655	2,443	2,493

Total oil sales	9,061	8,910	9,018

*comprising
Europe	1,832	1,976	2,021
Other Eastern Hemisphere	1,245	1,248	1,216
USA	1,401	1,398	1,477
Other Western Hemisphere	653	654	666
Export sales	1,275	1,191	1,145
CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY
[2] **		thousand tonnes
Base chemicals	3,280	3,498	3,714
First line derivatives	2,282	2,188	2,215
Other	5	4	12

	5,567	5,690	5,941	-6

**comprising
Europe	2,273	2,233	2,463
Other Eastern Hemisphere	1,253	1,474	1,444
USA	1,871	1,825	1,880
Other Western Hemisphere	170	158	154

1 Q1 on Q1 change
2 Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

Capital investment
$ million

	Q1 2007	Q4 2006	Q1 2006
Capital expenditure:
Exploration & Production:
World outside USA	3,240	3,612	2,500
USA	587	694	312

	3,827	4,306	2,812
Gas & Power[1]
World outside USA	657	681	392
USA	1	68	4

	658	749	396
Oil Products:
Refining:
World outside USA	260	292	242
USA	181	87	61

	441	379	303
Marketing:
World outside USA	214	714	189
USA	14	59	18

	228	773	207
Chemicals:
World outside USA	153	254	36
USA	83	152	50

	236	406	86
Corporate[1]	45	250	18

TOTAL CAPITAL EXPENDITURE	5,435	6,863	3,822

Exploration expense:
World outside USA	127	235	114
USA	42	106	63

	169	341	177
New equity in equity accounted investments
World outside USA	247	226	64
USA	17	49	5

	264	275	69
New loans to equity accounted investments	106	42	162

TOTAL CAPITAL INVESTMENT*	5,974	7,521	4,230

*comprising
Exploration & Production	4,260	4,740	3,167
Gas & Power	732	940	399
Oil Products	699	1,178	518
Chemicals	238	412	128
Other segments	45	251	18

	5,974	7,521	4,230

1 As from the first quarter 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its financial information no longer includes data related to the Wind and Solar businesses, which were previously reported as part of Other Industry Segments, but continues to include some non-material businesses. The Wind and Solar businesses financial data are, as from the first quarter 2007, reported under the Gas & Power segment. For comparison purposes, the first and fourth quarters 2006 results were reclassified and are impacted by $3 million and $113 million in the Gas & Power segment and by $(3) million and $(113) million in the Corporate segment, respectively.
2 In addition to the above amounts, see Note 6 regarding accounting impacts related to the Shell Canada minority interest acquisition.

Notes

NOTE 1. Accounting policies and basis of presentation

The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.

With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.

Purchases of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. The remaining accounting policies are set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2006 on pages 108 to 112.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.

On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.

NOTE 3. Return on average capital employed (ROACE)

ROACE is defined as the sum of the current and previous three quarters’ income attributable to shareholders adjusted for Shell’s share of interest expenses after tax as a percentage of Shell’s share of average capital employed for the period.

Components of the calculation ($ million):

	Q1 2007	Q1 2006
Income attributable to shareholders (four quarters)	25,830	25,529
Royal Dutch Shell share of interest expense after tax	652	576

ROACE numerator	26,482	26,105
Royal Dutch Shell share of capital employed – opening	107,124	99,613
Royal Dutch Shell share of capital employed – closing	121,190	107,124

Royal Dutch Shell share of capital employed – average	114,157	103,369

ROACE	23.2%	25.3%

NOTE 4. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments.

NOTE 5. Gearing

The Group aims to maintain an efficient balance sheet with an average gearing ratio over time of between 20% and 25%. The numerator and denominator in the gearing calculation used by the Group are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (as applicable) which the Group believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.

Components of the calculation ($ million):

	Mar 31, 2007	Mar 31, 2006
Non-current debt	11,978	7,347
Current debt	5,393	5,185

Total debt	17,371	12,532

Add:
Net present value of operating lease obligations	11,319	9,442
Unfunded pension benefit obligations	–	2,919
Less:
Cash and cash equivalents in excess of operational requirements	(9,284)	(10,867)

Adjusted debt	19,406	14,026

Total equity	113,510	102,971

Total capital	132,916	116,997

Gearing ratio (adjusted debt as a percentage of total capital)	14.6%	12.0%

NOTE 6. Equity

Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary share
	capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Income for the period	–	–	–	7,281	7,281	160	7,441

Income/(expense) recognised directly in equity	–	–	50	–	50	(128)	(78)

Capital contributions from minority shareholders	–	–	–	–	–	869	869

Acquisition of Shell Canada	–	–	–	(5,445)	(5,445)	(1,656)	(7,101)

Other changes in minority interest	–	–	–	22	22	(34)	(12)

Dividends paid	–	–	–	(2,100)	(2,100)	(25)	(2,125)

Treasury shares: net sales/(purchases) and dividends received	–	(16)	–	–	(16)	–	(16)

Shares repurchased for cancellation	(1)	–	1	(486)	(486)	–	(486)

Share-based compensation	–	–	73	–	73	–	73

At March 31, 2007	544	(3,332)	8,944	98,949	105,105	8,405	113,510

	Ordinary share
	capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
At December 31, 2005	571	(3,809)	3,584	90,578	90,924	7,000	97,924

Income for the period	–	–	–	6,893	6,893	123	7,016

Income/(expense) recognised directly in equity	–	–	703	–	703	26	729

Capital contributions from minority shareholders	–	–	–	–	–	365	365

Effect of Unification	–	–	154	–	154	–	154

Dividends paid	–	–	–	(1,838)	(1,838)	(44)	(1,882)

Treasury shares: net sales/(purchases) and dividends received	–	91	–	–	91	–	91

Shares repurchased for cancellation	(9)	–	9	(1,498)	(1,498)	–	(1,498)

Share-based compensation	–	–	72	–	72	–	72

At March 31, 2006	562	(3,718)	4,522	94,135	95,501	7,470	102,971

Consistent with the accounting policies disclosed in Note 1, the acquisition of the minority interest in Shell Canada was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. As of the end of the first quarter 2007, the Group has paid cash of $3.7 billion for shares in Shell Canada that it did not already own and recognised a current liability of $3.4 billion for the remaining shares for which it has exercised the right to acquire, amounting to a total acquisition value of $7.1 billion. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at March 31, 2007 reflects a $7.1 billion decrease in shareholders equity, causing a $1.7 billion decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5.4 billion being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of RDS share options.

NOTE 7. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

	QUARTERS
	Q1 2007	Q4 2006	Q1 2006

Cash flow from operating activities	11,181	5,959	7,824
Current taxation	4,267	3,157	5,015
Decrease/(increase) in net working capital	(399)	643	(1,979)
Taxation paid	(2,404)	(6,617)	(4,395)

	9,717	8,776	9,183

NOTE 8. Earnings per Royal Dutch Shell share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,440.9 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.

Basic earnings per share calculations are based on the following weighted average number of shares:

millions

	Q1 2007	Q4 2006	Q1 2006
Royal Dutch Shell shares of €0.07	6,287.0	6,314.8	6,509.8

Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently in-the-money.

millions

	Q1 2007	Q4 2006	Q1 2006
Royal Dutch Shell shares of €0.07	6,306.5	6,341.9	6,535.3

Basic shares at the end of the following periods are:

millions

	Q1 2007	Q4 2006	Q1 2006
Royal Dutch Shell shares of €0.07	6,282.9	6,298.8	6,485.4

One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.